Exhibit 3.09

CERTIFICATE OF AMENDMENT TO THE BYLAWS OF INVESTVIEW, INC.

The undersigned, being the duly acting and appointed Secretary of Investview, Inc., a Nevada corporation (the “Corporation”), hereby certifies that the first sentences of Sections 2 and 8 of the Corporation’s Bylaws have been amended effective as of April 27, 2020, which amendments were adopted by the Board of Directors of the Corporation by unanimous written consent to action pursuant to Section 78.315 of the Nevada Revised Statutes (the “Consent”). The first sentences of Sections 2 and 8 of the Corporation’s Bylaws, as amended, read in their entirety as follows:

Section 2: “The number of directors of the corporation shall be not less than three (3) nor more than nine (9) as determined, from time to time, by the Board of Directors; provided that, for so long as that certain Voting Agreement, dated as of April 27, 2020, by and among the Company, DBR Capital LLC, and the Key Holders party thereto (the “Voting Agreement”), or any amendment, restatement, or successor thereto, is active, the number of directors of the corporation shall be as set forth in the Voting Agreement.”

Section 8: “Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors; provided that, for so long as the Voting Agreement, or any amendment, restatement, or successor thereto, is active, any vacancy with respect to the members of the Board of Directors designated and elected pursuant to the Voting Agreement may only be filled in accordance therewith.”

Except as modified by the Consent, the Bylaws of the Corporation remain unmodified and in full force and effect.

Dated: April 30, 2020

/s/ William C. Kosoff

William C. Kosoff, Secretary